Exhibit 99.3

PROFOUND MEDICAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019
AND 2018

PRESENTED IN CANADIAN DOLLARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Profound Medical Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Profound Medical Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 3, 2020

We have served as the Company’s auditor since 2013.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Profound Medical Corp.

Consolidated Balance Sheets

As at December 31, 2019 and 2018

	2019 $	2018 $
Assets

Current assets
Cash	19,222,195	30,687,183
Trade and other receivables (note 5)	4,058,136	2,686,112
Investment tax credits receivable	240,000	480,000
Inventory (note 6)	4,764,458	3,631,623
Prepaid expenses and deposits	1,335,620	434,871
Total current assets	29,620,409	37,919,789

Property and equipment (note 7)	684,718	1,207,357
Intangible assets (note 8)	3,128,820	4,013,561
Right-of-use assets (notes 2 and 9)	2,199,381	-
Goodwill (note 8)	3,409,165	3,409,165

Total assets	39,042,493	46,549,872

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,933,114	3,912,350
Deferred revenue	654,763	312,558
Long-term debt (note 11)	5,144,461	1,339,583
Provisions (note 10)	134,956	1,352,017
Other liabilities (notes 11 and 12)	286,858	567,296
Derivative financial instrument (note 11)	254,769	98,203
Lease liabilities (notes 2 and 13)	258,685	-
Income taxes payable	15,763	297,353
Total current liabilities	10,683,369	7,879,360

Long-term debt (note 11)	6,719,924	10,615,662
Deferred revenue	829,784	379,044
Provisions (note 10)	19,005	49,319
Other liabilities (notes 11 and 12)	-	1,000,153
Lease liabilities (notes 2 and 13)	2,125,873	-

Total liabilities	20,377,955	19,923,538

Shareholders’ Equity

Share capital (note 14)	130,266,880	120,932,404
Contributed surplus	19,580,338	16,756,294
Accumulated other comprehensive loss	(117,188)	(28,703)
Deficit	(131,065,492)	(111,033,661)

Total Shareholders’ Equity	18,664,538	26,626,334

Total Liabilities and Shareholders’ Equity	39,042,493	46,549,872

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2019 and 2018

	2019 $	2018 $
Revenue
Products	4,895,427	2,421,331
Services	632,144	180,947
	5,527,571	2,602,278
Cost of sales (note 16)	2,361,805	1,778,501
Gross profit	3,165,766	823,777

Operating expenses (note 16)
Research and development - net of investment tax credits of $nil (2018 – $240,000)	12,466,149	10,265,388
General and administrative	7,678,672	6,656,723
Selling and distribution	2,789,042	4,091,347
Total operating expenses	22,933,863	21,013,458

Operating Loss	19,768,097	20,189,681

Other income and expense
Finance costs (note 17)	711,588	826,312
Finance income	(481,309)	(483,788)
	230,279	342,524
Loss before taxes	19,998,376	20,532,205

Income taxes (note 18)	193,874	230,784

Net loss attributed to shareholders for the year	20,192,250	20,762,989

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(88,485)	29,226

Net loss and comprehensive loss for the year	20,103,765	20,792,215

Loss per share (note 19)
Basic and diluted loss per common share	1.82	2.07

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2019 and 2018

	Number of shares (note 4)	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2018	7,311,738	98,365,770	6,103,970	(57,929)	(90,270,672)	14,141,139

Net loss for the year	-	-	-	-	(20,762,989)	(20,762,989)
Cumulative translation adjustment – net of tax of nil	-	-	-	29,226	-	29,226
Exercise of share options	43,756	306,882	(201,625)	-	-	105,257
Share-based compensation (note 15)	-	-	1,086,199	-	-	1,086,199
Issuance of units on bought deal financing (note 14)	3,450,000	22,259,752	9,767,750	-	-	32,027,502
Balance – December 31, 2018	10,805,494	120,932,404	16,756,294	(28,703)	(111,033,661)	26,626,334

Balance – January 1, 2019	10,805,494	120,932,404	16,756,294	(28,703)	(111,033,661)	26,626,334
Change in accounting policy for IFRS 16 (note 2)	-	-	-	-	160,419	160,419
Restated balance – January 1, 2019	10,805,494	120,932,404	16,756,294	(28,703)	(110,873,242)	26,786,753

Net loss for the year	-	-	-	-	(20,192,250)	(20,192,250)
Cumulative translation adjustment – net of tax of nil	-	-	-	(88,485)	-	(88,485)
Exercise of share options	1,800	10,080	(4,681)	-	-	5,399
Share-based compensation (note 15)	-	-	1,676,844	-	-	1,676,844
Issuance of units from offering (note 14)	1,045,455	9,324,396	1,151,881	-	-	10,476,277
Balance – December 31, 2019	11,852,749	130,266,880	19,580,338	(117,188)	(131,065,492)	18,664,538

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

	2019 $	2018 $
Operating activities
Net loss for the year	(20,192,250)	(20,762,989)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 7)	472,685	546,001
Amortization of intangible assets (note 8)	1,134,741	1,128,437
Depreciation of right-of-use assets (note 9)	406,397	-
Share-based compensation (note 15)	1,676,844	1,086,199
Interest and accretion expense (note 17)	1,369,928	1,028,843
Change in deferred rent	-	7,108
Deferred revenue	792,945	450,286
Change in fair value of derivative financial instrument (note 11)	156,566	(96,619)
Change in fair value of contingent consideration (note 12)	(968,883)	(325,253)
Changes in non-cash working capital balances
Investment tax credits receivable	240,000	(240,000)
Trade and other receivables	(1,372,024)	1,565,546
Prepaid expenses and deposits	(1,110,749)	141,157
Inventory	(1,132,835)	(2,200,466)
Accounts payable and accrued liabilities	(24,162)	(1,167,336)
Provisions	(1,198,056)	319,875
Income taxes payable	(281,590)	224,574
Net cash flow used in operating activities	(20,030,443)	(18,294,637)

Investing activities
Purchase of intangible assets	(250,000)	-
Total cash used in investing activities	(250,000)	-

Financing activities
Issuance of common shares	11,500,001	34,500,000
Transaction costs paid	(1,023,724)	(2,472,498)
Proceeds from bank loan	-	12,500,000
Bank loan costs paid	-	(735,698)
Payment of other liabilities	(16,205)	(5,851,489)
Payment of long-term debt and interest	(1,331,771)	(166,975)
Proceeds from share options exercised	5,399	105,257
Payment of lease liabilities	(318,245)	-
Total cash from financing activities	8,815,455	37,878,597

Net change in cash during the year	(11,464,988)	19,583,960
Cash – Beginning of year	30,687,183	11,103,223
Cash – End of year	19,222,195	30,687,183

The accompanying notes are an integral part of these consolidated financial statements.

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The Board of Directors approved these consolidated financial statements on March 3, 2020. These consolidated financial statements comply with IFRS.

Adoption of new accounting standards

A new amended standard became applicable for the current reporting period and the Company had to change its accounting policies as a result. The impact of the adoption of this standard is disclosed below:

•	IFRS 16, Leases (IFRS 16)

IFRS 16 sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees, thereby removing the distinction between operating and finance leases. IFRS 16 requires a lessee to recognize an asset (right-to-use the leased item) and a financial liability to pay rentals on the interim condensed consolidated balance sheets with terms of more than 12 months, unless the underlying asset is of low value. The standard permits either a full retrospective or a modified retrospective approach for the adoption. IFRS 16 was effective for annual periods beginning on or after January 1, 2019.

The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparative information, as permitted under the specific transitional provisions in the standard in accordance with the modified retrospective approach for adoption. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening consolidated balance sheet on January 1, 2019.

Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases, which had previously been classified as operating leases under the principles of IAS 17, Leases (IAS 17). These liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4%.

(1)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

$
Operating lease commitments as at December 31, 2018	3,313,292
Asset retirement obligation	111,100
Discounted using the Company’s average incremental borrowing rate of 4.0%	(836,665)
Lease liabilities recognized as at January 1, 2019	2,587,727

The change in accounting policy affected the following items in the consolidated balance sheet on January 1, 2019:

Increase (decrease) $
Right-of-use assets	2,616,773
Lease liabilities	2,587,727
Prepaid expenses and deposits	(210,001)
Provisions	(49,319)
Other liabilities	(292,055)
Deficit	160,419

Practical expedients applied

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company has relied on its assessment made applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease.

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. Lease terms range from four to ten years for offices. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

(2)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The wholly owned subsidiaries of Profound are consolidated from the date control is obtained. All intercompany transactions, balances, income and expenses on transactions with the subsidiaries are fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries of the Company: Profound Medical Inc., Profound Medical Oy, Profound Medical GmbH and Profound Medical (U.S.) Inc.

Business combinations

The acquisition method of accounting is used to account for business combinations. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in the consolidated statements of loss and comprehensive loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are initially recognized at their fair value. Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination. Changes in the acquisition date fair values of the identifiable assets, liabilities and contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

(3)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Other than measurement period adjustments, contingent consideration that is classified as a financial liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized in the consolidated statements of loss and comprehensive loss.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the chief executive officer.

Foreign currency translation

The Company has a functional currency of Canadian dollars and the functional currency of each subsidiary is determined based on facts and circumstances relevant for each subsidiary. Where the Company’s presentation currency of Canadian dollars differs from the functional currency of a subsidiary, the assets and liabilities of the subsidiary are translated from the functional currency into the presentation currency at the exchange rates as at the reporting date. The income and expenses of the subsidiaries are translated at rates approximating the exchange rates at the dates of the transactions. Exchange differences arising on the translation of the financial statements of the Company’s subsidiaries are recognized in other comprehensive loss (income).

Foreign currency transactions are translated into the functional currency of the Company or its subsidiaries, using the exchange rates prevailing at the dates of these transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss and comprehensive loss, within finance costs.

Investment tax credits

The benefits of refundable investment tax credits (ITCs) for scientific research and experimental development (SR&ED) expenditures are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The refundable ITCs recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by taxation authorities. The refundable ITCs reduce the research and development expenses to which they relate.

(4)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Financial assets

The Company classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss); and
•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. The Company does not currently have any assets measured subsequently at fair value.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. For trade and other receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (IFRS 9), which requires lifetime expected credit losses to be recognized at the time of initial recognition of the receivables.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the first-in, first-out method for finished goods and weighted average cost for raw materials.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the year in which they are incurred.

The major categories of property and equipment are depreciated on a straight-line basis as follows:

Furniture and fittings	20% per year
Research and manufacturing equipment	30% per year
Computer equipment	45% per year
Computer software	100% per year
Leasehold improvements	over the term of the lease

(5)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Residual values, methods of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Goodwill

Goodwill represents the excess fair value of the consideration transferred over the fair value of the underlying net assets in a business combination and is measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indications the goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (CGUs) or group of CGUs that are expected to benefit from the synergies of the acquisition. If the recoverable amount of the CGU or group of CGUs is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU or group of CGUs.

Identifiable intangible assets

The Company’s intangible assets are stated at cost, less accumulated amortization and are amortized on a straight-line basis in the consolidated statements of loss and comprehensive loss over their estimated useful lives.

The major categories of intangible assets are amortized as follows:

Exclusive licence agreement	20 years
Software	5 years
Brand	5 years
Proprietary technology	5 years

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flow CGUs.

The recoverable amount is the higher of an asset’s fair value, less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company before the end of the financial year, which are unpaid. Accounts payable and accrued liabilities are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(6)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Long-term debt

Long-term debt is initially recognized at fair value, net of transaction costs incurred. Long-term debt is subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statements of loss and comprehensive loss over the period of the long-term debt using the effective interest method.

Long-term debt is removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognized in the consolidated statements of loss and comprehensive loss within finance costs.

Financial liabilities and equity instruments

•	Classification as debt or equity

Instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Provisions

A provision is recognized when the Company has a legal or constructive obligation as result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Revenue

To determine revenue recognition for arrangements the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The Company derives its revenues primarily from the sale of medical devices. Revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods or services, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. When contracts contain customer acceptance provisions, revenue is recognized on the satisfaction of the specific acceptance criteria.

The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods and services. For contracts that contain multiple performance obligations, the Company allocates the consideration to which it expects to be entitled to each performance obligation based on relative standalone selling prices and recognizes the related revenue when or as control of each individual performance obligation is transferred to customers.

(7)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Service revenue related to installation and training is recognized over the period in which the services are performed. Service revenue related to extended warranty service is deferred and recognized on a straight-line basis over the extended warranty period covered by the respective customer contract.

Under the terms of certain of the Company’s partnership agreements, the Company retains a percentage of all amounts earned with the remaining percentage due to the partner. Accordingly, associated revenue is recognized net of the consideration due to the partner.

Cost of sales

Cost of sales primarily includes the cost of finished goods, inventory provisions, royalties, warranty expense, freight and direct overhead expenses necessary to acquire or manufacture the finished goods.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the differences between the tax basis and carrying amounts of assets and liabilities, for operating losses and for tax credit carry-forwards. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which temporary differences can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws.

Share-based compensation

The Company grants share options periodically to certain employees, directors, officers and advisers.

Options currently outstanding vest over four years and have a contractual life of ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period using the graded vesting method by increasing contributed surplus based on the number of awards expected to vest.

Research and development costs

Research costs are charged to expense as incurred. Development costs are capitalized and amortized when the criteria for capitalization are met, otherwise they are expensed as incurred. No development costs have been capitalized to date.

Clinical trial expenses result from obligations under contracts with vendors, consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company. The appropriate level of clinical trial expenses is reflected in the Company’s consolidated financial statements by matching period expenses with period services and efforts expended. These expenses are recorded according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the clinical trial. Clinical trial accrual estimates are determined through discussions with internal clinical personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. Service provider status is then compared to the contractually obligated fees to be paid for such services. During the course of a clinical trial, the Company may adjust the rate of clinical expense recognized if actual results differ from management’s estimates.

(8)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Loss per share

Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options and warrants.

3	Critical accounting estimates and judgments

Critical accounting judgments

•	Complex financial instruments and provisions

The Company makes various judgments when determining the accounting for certain complex financial instruments and provisions. The Company has concluded that the contingent consideration in a business combination represents a financial liability measured at fair value through profit or loss. The revenue share obligation represented an executory contract and is accounted for as a best estimate provision.

Critical accounting estimates

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed as follows:

•	Revenue share obligation

The revenue share obligation provision was determined using certain assumptions described in note 10. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on conditions existing at the end of each reporting period.

•	Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

(9)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

•	Accounting for acquisitions and contingent consideration

Areas of estimation include the determination and fair value measurement of the contingent consideration, which includes the Company developing its best estimate of projected revenue, the probability of the contingency being achieved and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed.

4	Share consolidation

On October 16, 2019, the Company completed a consolidation (Share Consolidation) of its share capital on the basis of ten existing common shares for one new common share. As a result of the Share Consolidation, the 118,527,485 common shares issued and outstanding as at that date were consolidated to 11,852,749 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on June 13, 2019. All information in these consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

5	Trade and other receivables

The trade and other receivables balance comprises the following:

	2019 $	2018 $
Trade receivables	2,588,470	1,791,688
Interest receivable	32,287	55,730
Tax receivables	1,108,340	565,832
Other receivables	329,039	272,862
Total trade and other receivables	4,058,136	2,686,112

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At December 31, 2019 and 2018, there were no trade receivables that are past due.

6	Inventory

	2019 $	2018 $
Finished goods	2,384,704	2,305,746
Raw materials	2,403,652	1,383,572
Inventory provision	(23,898)	(57,695)
Total inventory	4,764,458	3,631,623

(10)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

During the year ended December 31, 2019, $2,280,545 (2018 - $1,648,728) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $33,797 during the year ended December 31, 2019 (2018 – $25,930). There were no other inventory writedowns charged to cost of sales during the year ended December 31, 2019.

7	Property and equipment

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufact-uring equipment $	Leasehold improve-ments $	Computer equipment $	Computer software $	Total $
Year ended December 31, 2018
Opening net book value	134,883	947,588	605,789	37,890	-	1,726,150
Foreign exchange	-	27,208	-	-	-	27,208
Depreciation	(38,318)	(403,554)	(69,282)	(34,847)	-	(546,001)
Closing net book value	96,565	571,242	536,507	3,043	-	1,207,357

At December 31, 2018
Cost	235,169	1,386,692	718,742	212,541	176,462	2,729,606
Accumulated depreciation	(138,604)	(815,450)	(182,235)	(209,498)	(176,462)	(1,522,249)
Net book value	96,565	571,242	536,507	3,043	-	1,207,357

Year ended December 31, 2019
Opening net book value	96,565	571,242	536,507	3,043	-	1,207,357
Foreign exchange	-	(49,954)	-	-	-	(49,954)
Depreciation	(38,318)	(362,041)	(69,283)	(3,043)	-	(472,685)
Closing net book value	58,247	159,247	467,224	-	-	684,718

At December 31, 2019
Cost	235,169	1,386,692	718,742	212,541	176,462	2,729,606
Accumulated depreciation	(176,922)	(1,227,445)	(251,518)	(212,541)	(176,462)	(2,044,888)
Net book value	58,247	159,247	467,224	-	-	684,718

(11)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

8	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $
Year ended December 31, 2018
Opening net book value	27,500	189,766	4,115,187	809,545	5,141,998
Amortization	(2,500)	(51,450)	(897,859)	(176,628)	(1,128,437)
Closing net book value	25,000	138,316	3,217,328	632,917	4,013,561

As at December 31, 2018
Cost	50,000	257,254	4,489,295	883,140	5,679,689
Accumulated amortization	(25,000)	(118,938)	(1,271,967)	(250,223)	(1,666,128)
Net book value	25,000	138,316	3,217,328	632,917	4,013,561

Year ended December 31, 2019
Opening net book value	25,000	138,316	3,217,328	632,917	4,013,561
Addition	250,000	-	-	-	250,000
Amortization	(8,802)	(51,452)	(897,859)	(176,628)	(1,134,741)
Closing net book value	266,198	86,864	2,319,469	456,289	3,128,820

As at December 31, 2019
Cost	300,000	257,254	4,489,295	883,140	5,929,689
Accumulated amortization	(33,802)	(170,390)	(2,169,826)	(426,851)	(2,800,869)
Net book value	266,198	86,864	2,319,469	456,289	3,128,820

The Company has a licence agreement (the licence) with Sunnybrook Health Sciences Centre (Sunnybrook), pursuant to which Sunnybrook licenses to the Company certain intellectual property. Pursuant to the licence, the Company has exclusively licenced-in rights that enable the Company to use Sunnybrook’s technology for MRI-guided trans-urethral ultrasound therapy. Under the licence, the Company is subject to various obligations, including a milestone payment of $250,000, which was paid on August 16, 2019 upon FDA approval. In addition, the Company has a further option to acquire rights to improvements to the relevant technology and intellectual property. If the Company fails to comply with any of its obligations or otherwise breaches this agreement, Sunnybrook may have the right to terminate the licence.

In accordance with the Company’s accounting policy, the carrying value of goodwill is assessed annually as well as assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment. When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

The Company completed its annual goodwill impairment testing on the goodwill related to the Sonalleve MR-HIFU CGU, which comprises all of the goodwill of the Company, on December 31, 2019. The recoverable amount of the Sonalleve MR-HIFU CGU was calculated using fair value less costs of disposal (FVLCD).

(12)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The calculation of the recoverable amount of the Sonalleve MR-HIFU CGU was determined using discounted cash flow projections based on financial forecasts approved by management covering a four-year period (Level 3 of the fair value hierarchy) and a terminal growth assumption of 4%. The key assumptions and estimates used in determining the FVLCD are related to revenue and EBITDA assumptions, which are based on the financial forecast and assumed growth rates, working capital assumptions, the effective tax rate of 26.5% and the discount rate of 18% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Sonalleve MR-HIFU CGU of $7,494,000 exceeded the carrying value of $6,304,000 and no impairment writedown was required.

9	Right-of-use assets

Leased premises $
As at January 1, 2019
Cost	2,616,773
Accumulated depreciation	-
Net book value	2,616,773

Year ended December 31, 2019
Opening net book value	2,616,773
Foreign exchange	(10,995)
Depreciation	(406,397)
Closing net book value	2,199,381

As at December 31, 2019
Cost	2,616,773
Accumulated depreciation	(417,392)
Net book value	2,199,381

The Company leases office premises in Mississauga, Canada and Vantaa, Finland. These lease agreements are typically entered into for four to ten-year periods.

(13)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

10	Provisions

	Asset retirement obligation $	Revenue share obligation $	Warranty provision $	Total $
As at January 1, 2018	44,204	921,906	115,351	1,081,461
Additions	-	208,242	65,079	273,321
Expiry	-	-	(74,582)	(74,582)
Foreign exchange	-	111,509	4,512	116,021
Accretion expense	5,115	-	-	5,115
As at December 31, 2018	49,319	1,241,657	110,360	1,401,336
Change in accounting policy for IFRS 16 (note 2)	(49,319)	-	-	(49,319)
Restated balance as at January 1, 2019	-	1,241,657	110,360	1,352,017
Additions	-	-	144,754	144,754
Expiry	-	(1,241,657)	(93,835)	(1,335,492)
Foreign exchange	-	-	(7,318)	(7,318)
As at December 31, 2019	-	-	153,961	153,961
Less: Current portion	-	-	134,956	134,956
Long-term portion	-	-	19,005	19,005

Asset retirement obligation

The asset retirement obligation was related to the Company’s leasehold improvements. This amount was transferred as part of the adoption of IFRS 16 (note 2).

Revenue share obligation

During January 2019, the Company replaced the original co-marketing and co-selling agreement with Siemens with a new agreement. Under the new agreement, all prior financial commitments and obligations owed to Siemens are released and replaced with a non-exclusive licence resulting in a one-time fixed licence fee and a per annum payment per device interfaced to a Siemens MRI scanner. In exchange for the one-time fixed licence fee and per annum payments, the Company obtained a non-exclusive licence and reasonable support for the term of the agreement.

Warranty provision

The warranty provision is related to the Company’s estimate of future warranty obligations on product sales, which generally have a term of 12 to 24 months.

11	Long-term debt

A summary of the long-term debt is as follows:

	2019 $	2018 $
CIBC loan	11,864,385	11,955,245
Less: Current portion	5,144,461	1,339,583
Long-term portion	6,719,924	10,615,662

(14)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

On July 30, 2018, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total initial gross proceeds of $12,500,000 maturing on July 29, 2022 with an interest rate based on prime plus 2.5%. The Company is required to make interest only payments until October 31, 2019 and monthly repayments on the principal of $378,788 plus accrued interest commencing on October 31, 2019. All obligations of the Company under the term loan agreement are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. The Company has a financial covenant in relation to the CIBC loan where unrestricted cash is required to be greater than operating cash expenditures for a trailing three-month period, reported on a monthly basis. The Company is in compliance with this financial covenant as at December 31, 2019.

Subsequent to year end, on February 4, 2020, the full amount of the CIBC loan, plus interest, was repaid for a total payment of $12,041,032.

	2019 $	2018 $
Balance - Beginning of period	11,955,245	-
Proceeds received	-	12,500,000
Transaction costs	-	(930,520)
Interest and accretion expense	1,240,911	517,409
Repayment	(1,331,771)	(131,644)
Balance - End of period	11,864,385	11,955,245
Less: Current portion	5,144,461	1,339,583
Long-term portion	6,719,924	10,615,662

In connection with this term loan agreement on July 31, 2018, the Company also issued 32,171 common share purchase warrants to CIBC, with each warrant entitling the holder to acquire one common share at a price of $9.70 per common share until the date that is 60 months from the closing of the term loan agreement, with a cashless exercise feature. The cashless exercise feature causes the conversion ratio to be variable and the warrants are therefore classified as a financial liability. Gains and losses on the warrants are recorded within finance costs on the consolidated statements of loss and comprehensive loss. A pricing model with observable market based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants as at December 31, 2019 and 2018 was $254,769 and $98,203, respectively. The variables used to determine the fair values are as follows:

	2019	2018
Share price	$14.75	$5.50
Volatility	54%	86%
Expected life of warrants	3.6 years	4.6 years
Risk free interest rate	1.68%	1.88%
Dividend yield	-	-

The Federal Economic Development Agency (FedDev) loan with total proceeds of $867,000 was unsecured and non-interest bearing. The final repayment of $563,550 was made on July 25, 2018. During the year ended December 31, 2018, the Company recognized $90,775 of interest and accretion expense on this loan.

(15)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The Health Technology Exchange (HTX) loans with total proceeds of $1,500,000 were unsecured and bore interest at 4.50% per annum. The final repayment of $1,094,698, including accrued interest, was made on March 31, 2018. During the year ended December 31, 2018, the Company recognized $18,078 of interest and accretion expense on these loans.

On April 30, 2015, Profound Medical Inc. signed an agreement with Knight Therapeutics Inc. (Knight) to provide a secured loan of $4,000,000 (the Knight Loan) for an initial period of four years with an interest rate of 15% per annum, with payments of interest and principal deferred until June 30, 2017. As part of the agreement, Knight was also granted a royalty of 0.5% on net sales resulting from global sales of the Company’s products until May 20, 2019 (the royalty). In addition, the Company also entered into a distribution, licence and supply agreement with Knight pursuant to which Knight will act as the exclusive distributor of the Company’s product in Canada for an initial ten-year term, renewable for successive ten-year terms by either party. In connection with these arrangements, the Company issued to Knight 4% of the common shares of the Company (171,745 common shares). On July 25, 2018, the full amount of the Knight Loan, including prepayment fees, was repaid for a total payment of $3,188,023.

The royalty was initially recorded at fair value and was subsequently carried at amortized cost using the effective interest rate method. The initial fair value of the royalty was determined using future revenue forecasts for the term of the loan and a discount rate of 18%. During the year ended December 31, 2019, the Company revised the fair value of the royalty, using future revenue forecasts for the term of the loan and a discount rate of 18%, and recognized an interest accretion recovery of $3,450 (2018 - $63,322).

12	Other liabilities

	Knight royalty payable $	Contingent consideration $	Deferred rent $	Total $
As at January 1, 2018	96,894	1,734,050	284,947	2,115,891
Additions	-	-	7,108	7,108
Amounts paid	(13,919)	(153,056)	-	(166,975)
Change in fair value (note 17)	-	(325,253)	-	(325,253)
Accretion recovery (note 17)	(63,322)	-	-	(63,322)
As at December 31, 2018	19,653	1,255,741	292,055	1,567,449
Change in accounting policy for IFRS 16 (note 2)	-	-	(292,055)	(292,055)
Restated balance as at January 1, 2019	19,653	1,255,741	-	1,275,394
Amounts paid	(16,203)	(102,786)	-	(118,989)
Change in fair value	-	(866,097)	-	(866,097)
Accretion recovery (note 17)	(3,450)	-	-	(3,450)
As at December 31, 2019	-	286,858	-	286,858
Less: Current portion	-	286,858	-	286,858
Long-term portion	-	-	-	-

(16)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Knight royalty payable

As part of the Knight Loan, Knight was granted a royalty of 0.5% on net sales resulting from global sales of the Company’s products until May 20, 2019.

Contingent consideration

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to future revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

The contingent consideration is classified as a Level 3 financial liability within the fair value hierarchy given its fair value is estimated using the discounted value of estimated future payments. The key assumptions in valuing the contingent consideration include: estimated projected net sales; the likelihood of certain levels being reached; and a discount rate of 15%.

Deferred rent

The deferred rent obligation was related to the Company’s straight-line rent accrual for its current premises. This amount was transferred as part of the adoption of IFRS 16 (note 2).

13	Lease liabilities

2019 $
As at January 1, 2019	2,587,727
Repayments	(318,245)
Foreign exchange	(17,391)
Interest and accretion expense	132,467
Balance - End of period	2,384,558
Less: Current portion	258,685
Long-term portion	2,125,873

(17)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

14	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	2019 $	2018 $
11,852,749 (2018 – 10,805,494) common shares	130,266,880	120,932,404

On September 20, 2019, the Company closed an offering, resulting in the issuance of 1,045,455 units at a price of $11.00 per unit, for gross proceeds of $11,500,001 ($10,476,277, net of cash transaction costs). Each unit consisted of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder to acquire one common share at a price of $15.50 per common share until the date that is 24 months from the closing of the offering.

On October 16, 2019, the Company completed a consolidation of its share capital on the basis of ten existing common shares for one new common share (note 5). As a result of the Share Consolidation, the 118,527,485 common shares issued and outstanding as at that date were consolidated to 11,852,749 common shares outstanding.

On March 20, 2018, the Company closed a bought deal financing, resulting in the issuance of 3,450,000 units at a price of $10.00 per unit, for gross proceeds of $34,500,000 ($32,027,502, net of cash transaction costs). Each unit consisted of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder to acquire one common share at a price of $14.00 per common share until the date that is 60 months from the closing of the bought deal financing.

Subsequent to year end, on January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of US$11.65, for gross proceeds of US$39,522,625.

Warrants

As a result of the September 20, 2019 offering, 522,727 warrants were issued.

As a result of the March 20, 2018 bought deal financing, 1,725,000 warrants were issued.

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price $	Weighted average remaining contractual life (years)
Balance - January 1, 2018	500,000	14.00	2.72
Granted	1,757,171	13.90	4.23
Balance - December 31, 2018	2,257,171	13.90	2.92
Granted	522,727	15.50	1.73
Balance - December 31, 2019	2,779,898	14.20	2.49

(18)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The Company estimated the fair value of the warrants granted during the period using the Black-Scholes option pricing model with the following assumptions:

	September 20, 2019	March 20, 2018
Share price on date of issuance	$10.60	$10.60
Expected volatility	58%	71%
Expected life of warrants	2 years	5 years
Risk-free interest rate	1.61%	2.00%
Dividend yield	-	-

Due to the absence of company specific volatility rates for the expected life of the warrants, the Company chose comparable companies in the medical device industry. The fair value of the warrants issued as part of the September 20, 2019 offering was $1,151,881, or $2.20 per warrant, and was recorded in contributed surplus.

The fair value of the warrants issued as part of the March 20, 2018 bought deal financing was $9,767,750, or $5.56 per warrant, and was recorded in contributed surplus.

Subsequent to year end, there were 309,671 warrants exercised for $4,425,394 in cash proceeds.

15	Share-based payments

Share options

Effective January 26, 2017, the Company adopted amendments to the share option plan (the Share Option Plan). The maximum number of common shares reserved for issuance under this plan is 1,540,857 common shares or such other number as may be approved by the holders of the voting shares of the Company. As at December 31, 2019, 1,109,943 (2018 – 624,478) options are outstanding. Each option granted allows the holder to purchase one common share, at an exercise price not less than the lesser of the closing trading price of the common shares on the TSX, on the date a share option is granted and the volume-weighted average price of the common shares for the five trading shares immediately preceding the date the share option is granted. Share options granted under the Share Option Plan generally have a maximum term of ten years and vest over a period of up to four years.

(19)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price $
Balance - January 1, 2018	531,828	10.90
Granted	199,950	10.50
Exercised	(43,656)	2.40
Forfeited/expired	(63,644)	11.20
Balance - December 31, 2018	624,478	11.34
Granted	580,440	9.63
Exercised	(1,800)	3.00
Forfeited/expired	(93,175)	10.78
Balance - December 31, 2019	1,109,943	10.51

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	May 15, 2019	May 16, 2019	November 18, 2019
Share price on date of issuance	$9.10	$9.40	$11.08
Expected volatility	82%	82%	82%
Expected life of share options	6 years	6 years	6 years
Risk-free interest rate	1.59%	1.59%	1.40%
Dividend yield	-	-	-
Number of share options issued	13,300	484,940	82,200

	March 28, 2018	May 22, 2018	June 15, 2018	August 23, 2018	November 19, 2018
Volatility	96%	82%	83%	70%	80%
Expected life of share options	6 years	6 years	6 years	6 years	6 years
Risk-free interest rate	2.14%	2.30%	2.19%	2.25%	2.47%
Dividend yield	-	-	-	-	-
Number of share options issued	3,300	91,800	11,550	90,000	3,300

(20)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The following table summarizes information about the share options outstanding as at December 31, 2019:

Exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable
2.40	21,275	2.70	21,275
6.00	3,300	8.91	1,100
8.50	31,500	7.90	16,402
9.10	13,300	9.39	-
9.20	484,240	9.40	-
9.30	50,000	8.67	16,667
9.70	4,950	7.34	3,850
9.90	2,800	8.26	1,224
10.20	9,900	8.48	5,500
11.00	197,172	6.97	149,034
11.23	82,200	9.89	-
11.90	51,800	8.41	20,504
13.50	8,300	6.63	7,571
14.60	93,406	6.66	77,838
15.00	55,800	5.68	55,800
	1,109,943	8.16	376,765

Compensation expense related to share options for the year ended December 31, 2019 was $1,676,844 (2018 - $1,086,199).

Subsequent to year end, there were 134,657 options exercised for total cash proceeds of $1,480,555.

16	Nature of expenses

	2019 $	2018 $
Production and manufacturing costs	1,670,816	1,303,246
Salaries and benefits	9,621,647	9,692,860
Consulting fees	5,493,882	5,041,562
Research and development expenses	2,933,105	1,005,843
Sales and marketing expenses (recovery)	(193,369)	1,236,712
Amortization and depreciation	2,013,823	1,674,438
Share-based compensation	1,676,844	1,086,199
Rent	358,148	738,198
Bad debt expense	324,699	-
Insurance	507,993	117,758
Other expenses	888,080	895,143
	25,295,668	22,791,959

(21)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

17	Finance costs

	2019 $	2018 $
CIBC loan (note 11)	1,240,911	517,409
Change in fair value of contingent consideration (note 12)	(968,883)	(325,253)
Change in fair value of derivative financial instrument (note 11)	156,566	(96,619)
Lease liability interest expense (note 13)	132,467	-
Knight Loan (note 11)	-	465,903
Provisions (note 10)	-	5,115
Royalty interest recovery (notes 11 and 12)	(3,450)	(63,322)
HTX and FedDev loans (note 11)	-	108,853
Foreign exchange loss	153,977	214,226
	711,588	826,312

18	Income taxes

Income tax expense differs from the tax recovery amount that would be obtained by applying the statutory income tax rate to the respective year’s loss before income taxes as follows:

	2019 $	2018 $

Loss before income taxes	19,998,376	20,532,205

Recovery based on combined federal and provincial statutory rate of 26.5% (2018 - 26.5%)	(5,299,570)	(5,441,034)
Permanent differences	(182,660)	(770,593)
Change in deferred tax assets not recognized	5,658,576	6,460,542
Effect of tax rates in foreign jurisdictions	17,528	(18,131)
Net income tax expense	193,874	230,784

Deferred tax assets are recognized for tax loss carry-forwards and unused tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company has not recognized deferred tax assets that can be carried forward against future taxable income.

Permanent differences are primarily comprised of non-refundable tax credits and deductible finance fees not recorded in the consolidated statements of loss and comprehensive loss, offset by non-deductible share-based compensation and accretion expense.

The Company has non-capital loss carry-forwards of approximately $73,324,000 as at December 31, 2019 that expire in varying amounts from 2028 to 2039.

The Company has SR&ED expenditures of approximately $16,589,000 as at December 31, 2019, which can be carried forward indefinitely to reduce future years’ taxable income.

(22)

Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The Company has approximately $3,311,000 of federal and provincial tax credits that are available to be applied against federal and provincial taxes otherwise payable in future years and that expire in varying amounts from 2028 to 2039.

19	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	2019	2018
Net loss for the year	$20,192,250	$20,762,989
Weighted average number of common shares	11,098,719	10,039,565
Basic and diluted loss per share	$1.82	$2.07

Of the 1,109,943 (2018 – 624,478) share options and 2,779,898 (2018 – 2,257,171) warrants not included in the calculation of diluted loss per share for the period ended December 31, 2019, 3,156,663 (2018 – 2,505,302) were exercisable.

20	Financial assets and liabilities

Classification of financial instruments

	2019
	Fair value through profit or loss $	Financial assets at amortized cost $	Financial liabilities at amortized cost $
Cash	-	19,222,195	-
Trade and other receivables	-	4,058,136	-
Accounts payable and accrued liabilities	-	-	3,933,114
Long-term debt	-	-	11,864,385
Other liabilities	286,858	-	-
Lease liabilities	-	-	2,384,558
Derivative financial instrument	254,769	-	-
	541,627	23,266,001	18,182,057

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

	2018
	Fair value through profit or loss $	Financial assets at amortized cost $	Financial liabilities at amortized cost $
Cash	-	30,687,183	-
Trade and other receivables	-	2,686,112	-
Accounts payable and accrued liabilities	-	-	3,912,350
Long-term debt	-	-	11,955,245
Other liabilities	1,255,741	-	19,653
Derivative financial instrument	98,203	-	-
	1,353,944	33,373,295	15,887,248

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade and other receivables. To measure the expected credit losses, trade and other receivables are grouped based on shared credit risk characteristics and the days past due. On that basis, the loss allowance as at December 31, 2019 and 2018 is nominal as the Company only transacts with hospitals and private clinics and has not incurred a sustained trend of any credit losses since revenue began.

Trade and other receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure to make contractual payments for a period of greater than 120 days past due.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, including interest rate risk and foreign currency risk.

•	Interest rate price risk

Interest rate price risk is the risk the cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to such fluctuations relating to the long-term debt, as it bears interest at a floating rate, whose interest rates are based on the prime rate.

If interest rates had been 1% higher on the average long-term debt balance, with all other variables held constant, loss before income taxes would have been $125,000 higher for the year ended December 31, 2019 (2018 - $52,083).

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

•	Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in Canadian dollars.

	2019
	US dollars $	Euro $	Canadian dollars $	Total $
Cash	63,087	909,232	18,249,876	19,222,195
Trade and other receivables	1,446,684	2,227,605	383,847	4,058,136
Accounts payable and accrued liabilities	(707,654)	(2,296,621)	(928,839)	(3,933,114)
Other liabilities	-	(286,858)	-	(286,858)
Lease liabilities	-	(223,511)	(2,161,046)	(2,384,558)

	2018
	US dollars $	Euro $	Canadian dollars $	Total $
Cash	136,879	1,039,205	29,511,099	30,687,183
Trade and other receivables	613,890	1,450,661	621,561	2,686,112
Accounts payable and accrued liabilities	(472,431)	(2,758,294)	(681,625)	(3,912,350)
Other liabilities (excluding deferred rent)	-	(1,255,741)	(19,653)	(1,275,394)

As at December 31, 2019, if foreign exchange rates had been 5% higher, with all other variables held constant, loss before income taxes would have been $63,890 (2018 – $62,292) higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company does not use derivatives to reduce exposure to foreign currency risk.

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

	2019
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $	Greater than 5 years $
Accounts payable and accrued liabilities	3,933,114	3,933,114	3,933,114	-	-
Long-term debt	11,864,385	13,506,619	5,653,979	7,852,640	-
Lease liability	2,384,558	2,865,755	382,080	2,076,630	407,045
Other liabilities	286,858	300,945	300,945	-	-
	18,468,915	20,606,433	10,270,118	9,929,270	407,045

	2018
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $	Greater than 5 years $
Accounts payable and accrued liabilities	3,912,350	3,912,350	3,912,350	-	-
Long-term debt	11,955,245	14,497,042	1,936,455	12,560,587	-
Other liabilities (excluding deferred rent)	1,275,394	1,365,217	429,426	935,791	-
	17,142,989	19,774,609	6,278,231	13,496,378	-

Fair value

The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of long-term debt approximates its carrying amount as it has a floating interest rate.

21	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	2019 $	2018 $
Salaries and employee benefits	1,325,004	1,746,024
Termination benefits	-	114,750
Directors’ fees	136,875	113,132
Share-based compensation	1,204,533	959,234
	2,666,412	2,933,140

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

22	Commitments and contingencies

All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification is not explicitly defined, but is limited to events for the period during which the indemnified party served as a director or officer of the Company. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

The Company has also indemnified certain lenders and underwriters in relation to certain debt and equity offerings and their respective affiliates and directors, officers, employees, shareholders, partners, advisers and agents and each other person, if any, controlling any of the underwriters or lenders or their affiliates against certain liabilities.

23	Capital management

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes its share capital, deficit and long-term debt in the definition of capital.

A summary of the Company’s capital structure is as follows:

	2019 $	2018 $
Common shares	130,266,880	120,932,404
Deficit	(131,065,492)	(111,033,661)
Long-term debt	11,864,385	11,955,245
	11,065,773	21,853,988

24	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany and Finland.

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

For the year ended December 31, 2019:

	Canada $	Germany $	Finland $	Total $
Revenue
Product	3,002,906	1,892,521	-	4,895,427
Services	214,060	418,084	-	632,144
	3,216,966	2,310,605	-	5,527,571
Cost of sales	1,199,864	1,161,941	-	2,361,805
Gross profit	2,017,102	1,148,664	-	3,165,766

Operating expenses
Research and development	9,706,011	-	2,760,138	12,466,149
General and administrative	7,300,051	-	378,621	7,678,672
Selling and distribution	721,158	1,837,824	230,060	2,789,042
Total operating expenses	17,727,220	1,837,824	3,368,819	22,933,863

Operating loss	15,710,118	689,160	3,368,819	19,768,097
Net finance costs				230,279
Loss for the year before income taxes				19,998,376

For the year ended December 31, 2018:

	Canada $	Germany $	Finland $	Total $
Revenue
Product	1,400,341	1,020,990	-	2,421,331
Services	36,313	144,634	-	180,947
	1,436,654	1,165,624	-	2,602,278
Cost of sales	844,015	934,486	-	1,778,501
Gross profit	592,639	231,138	-	823,777

Operating expenses
Research and development	7,844,125	-	2,421,263	10,265,388
General and administrative	6,256,746	-	399,977	6,656,723
Selling and distribution	2,004,143	1,676,389	410,815	4,091,347
Total operating expenses	16,105,014	1,676,389	3,232,055	21,013,458

Operating loss	15,512,375	1,445,251	3,232,055	20,189,681
Net finance costs				342,524
Loss for the year before income taxes				20,532,205

Other financial information by segment as at December 31, 2019:

	Canada $	Germany $	Finland $	Total $
Total assets	34,894,056	1,056,759	3,091,678	39,042,493
Goodwill and intangible assets	6,537,985	-	-	6,537,985
Property and equipment	565,638	-	119,080	684,718
Right-of-use assets	1,980,405	-	218,976	2,199,381
Amortization of intangible assets	1,134,741	-	-	1,134,741
Depreciation of property and equipment	231,657	267	240,761	472,685
Depreciation of right-of-use asset	293,393	-	113,004	406,397

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Profound Medical Corp.

Notes to Consolidated Financial Statements

December 31, 2019

Other financial information by segment as at December 31, 2018:

	Canada $	Germany $	Finland $	Total $
Total assets	42,437,691	1,093,184	3,018,997	46,549,872
Goodwill and intangible assets	7,422,726	-	-	7,422,726
Property and equipment	797,296	266	409,795	1,207,357
Amortization of intangible assets	1,128,437	-	-	1,128,437
Depreciation of property and equipment	296,093	3,100	246,808	546,001

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